Taste Labs, Inc.



ANNUAL REPORT

833 Broadway, Floor 2

New York, NY 10003

0

https://www.taste.io/

This Annual Report is dated December 9, 2021.

BUSINESS

Taste Labs delivers personalized product reviews and recommendations. The business owns two recommendation platforms, one for digital media (Taste App), another for shopping (Autumn App).

On each platform, a user rates items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, the company's technology returns individualized product recommendations by correlating the preferences of millions users, connecting those with the most similar tastes. The company plans to generate revenue through, advertising, affiliate marketing, and marketing data intelligence.

Product Highlights
Taste's personalized rating system is 2.5x more accurate in predicting user preference when measured against generic rating systems (based on management estimation). Taste users rate and save 30x more than they do on category leaders, such as IMDB (based on management estimation), creating a network effect with higher data density. YoY Growth: 121K organic users in the past 12 mo. a +76% growth. RAOS reached 289%, a 6x growth compared to 2019, revenue per acquisition also up 48% in the last 12 months.

Competitive Advantages
Humanistic AI. Our algorithm connects like-minded users, so the experience is natural and

humanistic. The result feels like you're asking a good friend rather than a machine computation of cut-and-dry attributes.

Category Agnostic. We use the same set of algorithms and databases to handle items across categories making scaling cost-effective. This ability to scale and collect data creates a high entry barrier for competitors that are category-specific.

 Not Creepy. Taste users are incentivized to rate, save, and dismiss items to get better recommendations. This leads to an increased amount of opted-in data that helps us serve more relevant sponsored content. We will achieve high ARPU from users' actual product preferences, rather than crawling their photos, personal messages, and browsing history.

Business Model
Lead-Generation. For every recommended item, there's a seller ready to spend their marketing budget to make the sale. Affiliate commissions range between 3-10% for digital media and 8-15% for retail. Taste Labs is currently developing the technology for conversion tracking and plans to open this revenue stream in 2021.

Marketing Data. Taste Labs' technology is built on top of dense user preference data. Such anonymous correlation data (e.g. people like X also likes Y) can be made available for market research and to built lookalike audiences.

Upcoming Features
Category Expansion . With movies and TV shows already launched, we will be releasing music, books, podcasts, and game recommendations in 2021. We've also released a platform for women's fashion in Q4 of 2020, with home and men's fashion coming in 2021. Also in development: food and drinks, travel and hotels, anime, comics, concerts/events, beer, liquor, & wine, recipes, gadgets, electronics, collectibles, gift ideas, baby & kids fashion, and pet products.

Single API / Single Profile . A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.

Merge Profiles. Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do-list" to keep track of your combined tastes.

Compare and Explore. Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.

Previous Offerings

Between 2020 and 2019, we sold $758,174 in Convertible Note under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $758,174.00
Use of proceeds: Product development & marketing
Date: July 24, 2019
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue
There was no significant change in revenue between 2019 and 2020. Revenue in 2020 is considered nominal as management expects its long-term revenue to be based on affiliate & advertising, both requiring economy of scale and additional technology that's still being developed.

The company does not expect significant revenue growth until the additional categories (podcast, games, music, fashion, home decor) are fully released and when the affiliate and advertising technology has been fully implemented.

Marketing Expenses
Marketing & advertising expense was reduced to $16,847 in 2020. Marketing expense has remained a small portion of the overall expense as the return-on-investment is low before the products are fully matured.

G&A and Labor Expenses
General and labor expenses was reduced significantly in 2020 due to COVID and maturity of technology which no longer needed heavy investment. Expenditure on contractors (engineering, product design, data science) decreased from $384,936 in 2019 to $40,114 in 2020.

There was also a commission of $87,008 affiliated with the convertible note round raised in 2019.

Historical results and cash flows:

Engineering and technology development will remain the largest expense as the company is currently in a stage of early user adoption. Such R&D expense requires the company to acquire cash through investments. We expect this dependency to continue at least through 2021.

The company's focus for 2021 will be to develop a transactional revenue stream (making money directly off every recommendation that the user consumes or purchase) through the affiliate and commission model. Once this is achieved, a larger portion of the cash will be directed into marketing to acquire users and increase revenue.

The company has announced an additional round of CF funding in Q1 of 2021. As of March 31, 2021, the company has $141,571 of cash on hand.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $6,985.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Notes

Amount Owed: $758,174.00
Interest Rate: 6.0%
Maturity Date: June 14, 2021

The Company has issued several convertible notes totaling $758,174 (the "Notes") that bear a 6 percent interest rate per annum. The Notes are convertible into preferred or common shares of the Company and mature 24 months from the date of issuance. The principal and accrued but unpaid interest would be converted into shares upon a qualifying financing event with a 20 percent discount to the shares issued in that financing event and a $3,000,000 valuation cap.

Creditor: Founder Loan
Amount Owed: $5,965.96
Interest Rate: 0.0%
Maturity Date: No fixed date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Lin

John Lin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: January 08, 2018 - Present
Responsibilities: Oversees general operations. Founder shares, no additional equity compensation, $5K monthly salary.

Name: Justin Messina

Justin Messina's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CTO
Dates of Service: January 08, 2018 - Present
Responsibilities: Oversees all technical aspects of the company. Founder shares, no additional equity compensation, $5K monthly salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: John Lin
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 41.62

Title of class: Common Stock
Stockholder Name: Justin Messina
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 41.62

RELATED PARTY TRANSACTIONS

Name of Entity: Shareholders
Relationship to Company: shareholders
Nature / amount of interest in the transaction: Loans

Material Terms: Additionally, certain shareholders of the Company have provided an additional $5,966 in short-term loans for which no interest is charged and has no fixed maturity date.

OUR SECURITIES

Our authorized capital stock consists of 775,362 shares of common stock, par value $0.69 per share. As of Feb 15, 2021, 7,208,824 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the common stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to $535,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online product recommendations. Our revenues are therefore dependent upon the market for online review and recommendation platforms.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Taste Labs, Inc was formed on January 8, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Taste Labs, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Taste App and its sister products are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the NSA (National Security Agency), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Taste Labs, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Taste Labs, Inc could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 9, 2021.

Taste Labs, Inc.

By /s/ *John Lin*

      Name: <u>John Lin</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



COMPANY CERTIFIED FINANCIALS

I, John Lin, certify that the financial statements of Taste Labs, Inc. included in this Form are true and complete in all material respects.

John Lin, CEO
Taste Labs, Inc

April 10, 2021

Taste Labs, Inc

Profit and Loss Comparison
January - December 2020

	TOTAL	
	JAN - DEC 2020	JAN - DEC 2019 (PY)
Income		
Sales of Product Income	16,333.77	63,123.35
Total Income	**$16,333.77**	**$63,123.35**
GROSS PROFIT	**$16,333.77**	**$63,123.35**
Expenses		
Advertising & Marketing	16,846.71	55,696.87
Bank Charges & Fees	901.20	228.28
Commissions	0.00	87,008.75
Consulting Expense	18,000.00	0.00
Contractors	22,113.93	384,936.47
Donations	0.00	1,000.00
Dues and subscriptions	0.00	299.00
Insurance	1,313.74	5,964.40
Health Insurance	656.87	0.00
Total Insurance	**1,970.61**	**5,964.40**
Legal & Professional Services	5,401.00	8,933.98
Meals & Entertainment	14.14	987.44
Office Supplies & Software	2,287.56	5,625.02
Other Business Expenses	0.00	18,864.75
Rent & Lease	13,510.00	18,936.00
Software	760.10	0.00
Taxes & Licenses	1,073.21	450.00
Technology & Services	17,527.97	24,250.14
Telecommunication	2,448.65	1,936.43
Travel	250.46	3,567.03
Uncategorized Expense	0.00	1,170.25
Website	26.17	0.00
Total Expenses	**$103,131.71**	**$619,854.81**
NET OPERATING INCOME	**$ -86,797.94**	**$ -556,731.46**
Other Expenses		
Interest expense	45,490.14	0.00
Total Other Expenses	**$45,490.14**	**$0.00**
NET OTHER INCOME	**$ -45,490.14**	**$0.00**
NET INCOME	**$ -132,288.08**	**$ -556,731.46**

Taste Labs, Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Citibank Business Checking	6,985.07
Total Checking	**6,985.07**
Funds receivable	0.00
Total Bank Accounts	**$6,985.07**
Accounts Receivable	
Accounts Receivable	45,250.00
Total Accounts Receivable	**$45,250.00**
Total Current Assets	**$52,235.07**
TOTAL ASSETS	**$52,235.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued interest	49,428.14
Cash Advance (Shareholder)	2,881.96
Shareholder Loan-John	3,084.00
Total Cash Advance (Shareholder)	**5,965.96**
Total Other Current Liabilities	**$55,394.10**
Total Current Liabilities	**$55,394.10**
Long-Term Liabilities	
Notes Payable	758,173.51
Total Long-Term Liabilities	**$758,173.51**
Total Liabilities	**$813,567.61**
Equity	
Common Stock	600.00
Retained Earnings	-629,644.46
Net Income	-132,288.08
Total Equity	**$ -761,332.54**
TOTAL LIABILITIES AND EQUITY	**$52,235.07**

Taste Labs, Inc

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Citibank Business Checking	86,949.01
Total Checking	**86,949.01**
Funds receivable	0.00
Total Bank Accounts	**$86,949.01**
Accounts Receivable	
Accounts Receivable	48,250.00
Total Accounts Receivable	**$48,250.00**
Total Current Assets	**$135,199.01**
TOTAL ASSETS	**$135,199.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued interest	3,938.00
Cash Advance (Shareholder)	2,881.96
Total Other Current Liabilities	**$6,819.96**
Total Current Liabilities	**$6,819.96**
Long-Term Liabilities	
Notes Payable	757,423.51
Total Long-Term Liabilities	**$757,423.51**
Total Liabilities	**$764,243.47**
Equity	
Common Stock	600.00
Retained Earnings	-72,913.00
Net Income	-556,731.46
Total Equity	**$ -629,044.46**
TOTAL LIABILITIES AND EQUITY	**$135,199.01**

Taste Labs, Inc

Profit and Loss

January 2021

	TOTAL
Income	
Sales of Product Income	5,966.33
Total Income	**$5,966.33**
GROSS PROFIT	**$5,966.33**
Expenses	
Advertising & Marketing	53.88
Bank Charges & Fees	40.00
Office Supplies & Software	268.48
Software	279.53
Technology & Services	3,410.93
Telecommunication	208.27
Total Expenses	**$4,261.09**
NET OPERATING INCOME	**$1,705.24**
NET INCOME	**$1,705.24**

Taste Labs, Inc

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-132,288.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	3,000.00
Accrued interest	45,490.14
Cash Advance (Shareholder):Shareholder Loan-John	3,084.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,574.14**
Net cash provided by operating activities	**$ -80,713.94**
FINANCING ACTIVITIES	
Notes Payable	750.00
Net cash provided by financing activities	**$750.00**
NET CASH INCREASE FOR PERIOD	**$ -79,963.94**
Cash at beginning of period	86,949.01
CASH AT END OF PERIOD	**$6,985.07**

Note: Convertible Notes (SeedInvest)
On July 24th, 2019 the company issued convertible notes as part of a Regulation CF based funding round, conducted via SeedInvest (SI Securities LLC.), and bearing an interest rate of 6%.

As of December 31, 2020, the total amount of convertible notes is $758,174.

CERTIFICATION

I, John Lin, Principal Executive Officer of Taste Labs, Inc., hereby certify that the financial statements of Taste Labs, Inc. included in this Report are true and complete in all material respects.

John Lin

Principal Executive Officer